Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

Contact:
Neuberger Berman Management LLC
Investor Information
(877) 461-1899

NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
COMMENCES TENDER OFFER

NEW YORK, NY, June 11, 2010… Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE Amex: NRO) (the “Fund”) announced today the commencement of its previously announced tender offer.  The Fund will purchase up to 5% of its outstanding shares of common stock at a price equal to 98% of its net asset value per share determined on the date the tender offer expires.  The tender offer, which commenced today, June 11, 2010, will expire on July 9, 2010, at 5:00 p.m. EST, or on such later date to which the offer is extended.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials, which will be distributed to stockholders.  If the amount of the Fund’s outstanding common stock that is tendered exceeds the maximum amount of its offer, the Fund will purchase shares from tendering stockholders on a pro rata basis (after taking into account ‘‘odd lots’’ and with appropriate adjustment to avoid purchase of fractional shares of common stock).  Accordingly, there is no assurance that the Fund will purchase all of a stockholder’s tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  A tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov and from the Fund by calling 877-461-1899. Common stockholders of the Fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they will contain important information about the tender offer.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s largest private, independent, employee-controlled asset management companies. As of March 31, 2010, assets under management were approximately $180 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.